

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-Mail
Karl Hoshor
Chief Executive Officer
TeleHealthCare, Inc.
20111 Greeley Rd.
Lake Mathews, CA 92570

> **Re: TeleHealthCare, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 8, 2015**
> **File No. 333-201391**

Dear Mr. Hoshor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

3.   We note the statement on the cover page that the "prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions." Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. In this regard, we note the disclosure on page 19 that the selling security holders will sell their shares of your common stock at a price of $0.025 per share until your common stock is quoted on the OTC Markets or listed for trading or quoted on any other public market. Please include this information on the cover page and in the Plan of Distribution section.

4.   Please disclose on your prospectus cover page that you are an emerging growth company.

Prospectus Summary

About TeleHealthCare, Inc., page 5

5.   Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise this section to clarify the status of your CarePanda platform. In this regard, we note the statement on page 8 that you have "started the development of an initial design and framework of [your] proposed CarePanda portal platform." To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management's discussion and analysis, as applicable.

6.   Please provide support for the claim in this section that "CarePanda solves a number of social and healthcare industry problems."

Risk Factors

Risks Related to the Business

TeleHealthCare has minimal financial resources…, page 8

7.   Your statement that your current resources are sufficient to keep your business operations functioning for the next nine months is inconsistent with your statement on page 40 that you will be able to conduct limited operations for at least the next twelve months. Similarly, your statement that you currently spend between $5,000 and $25,000 per month in operational expenses is inconsistent with your statement on page 41 that you have limited your cash use to approximately $5,000 to $15,000 per month. Please advise

or revise. To the extent that a deficiency in capital resources is perceived, revise your risk factor and liquidity disclosures to state the minimum additional capital expected to be necessary to fund your planned operations for a 12-month period.

There are significant potential conflicts of interest, page 10

8.   Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this paragraph.

Our internal controls may be inadequate…, page 11

9.   Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company.

Having only one director…, page 11

10.   The disclosure in the caption of this risk factor that you only have one director is inconsistent with the disclosure in the body of the risk factor that you have three directors. We note a similar inconsistency in the second risk factor on page 17. Please advise or revise.

Description of Business

Business Model & Market Opportunities, page 28

11.   We note your many references to industry leaders such as LinkedIn, CraigsList, Yahoo, Google, Apria, Lincare, CVS, Wal-Mart and others in describing your business. Please clarify which, if any, contribute materially to your business in quantified terms. To the extent you are unable to provide an objective standard for identifying such businesses by name, please revise to remove the names.

Our Portal, page 34

12.   Please note that graphic presentations should accurately represent your current business. For example, it is not appropriate to depict an Internet website or platform that does not yet exist. For background, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Management's Discussion and Analysis or Plan of Operation

For the three months ended December 31, 2014 and 2013, page 40

13.   Please revise to provide a materially complete description of the source of the $25,000 of
        revenue earned during this period.

Directors, Executive Officers, Promoters and Control Persons, page 44

13.   Please revise to describe Mr. Donahue's business experience from 2009 through 2014.
        Also state the period during which Mr. Folsom has served as a director. Finally, briefly
        discuss the specific experience, qualifications, attributes or skills that led to the
        conclusion that Messrs. Donahue, Hoshor and Folsom should serve as directors of the
        company. Refer to Item 401 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 59

14.   We note from your disclosure throughout the filing that TeleHealthCare, Inc. was
        incorporated on December 10, 2012. However, we note that the introduction paragraph
        of the report states that the statements of operations, changes in stockholders' equity
        (deficit) and cash flows for the "year" ended September 30, 2013 were audited. Please
        revise to include the specific period that is audited (i.e. from inception to September 30,
        2013). Similar concerns apply to the opinion paragraph. Refer to Rule 2-02(a) and (c) of
        Regulation S-X.

Statements of Operations, page 61

15.   Please revise your September 30, 2013 caption for the statement of operations to state the
        specific period covered (i.e., inception to September 30, 2013).

Statements of Cash Flows, page 63

16.   We note that the heading for the statement of cash flows states "For the Years Ended
        September 30, 2014 and 2013." Please revise your September 30, 2013 caption to state
        the specific period covered (i.e., inception to September 30, 2013).

Item 15. Recent Sales of Unregistered Securities, page 72

17.   For each of the transactions disclosed in this section, please ensure that you name the
        persons or identify the class of persons to whom the securities were sold. Refer to Item
        701(b) of Regulation S-K. In regard to the five million shares of common stock issued to
        additional founders of the company, tell us the names of those other founders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via-Email
        Eric Stoppenhagen, Esq.
        Law Offices of Eric Stoppenhagen